Exhibit 3

http://www.sec.gov, http://www.magna.isa.gov.il, http://www.maya.tase.co.il.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:  TO RE-ELECT MESSRS. AVI EIZENMAN AND YESHAYAHU (‘SHAIKE’) ORBACH TO HOLD OFFICE AS DIRECTORS FOR AN ADDITIONAL TERM, COMMENCING ON THE DATE OF THE MEETING UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN THE YEAR 2016, AND UNTIL THEIR SUCCESSORS HAVE BEEN DULY ELECTED.
	☐	☐	☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 2:   TO ELECT MR. Eli Doron TO HOLD OFFICE AS DIRECTOR FOR A TERM COMMENCING ON THE DATE OF THE MEETING UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN THE YEAR 2016, AND UNTIL HIS SUCCESSOR HAS BEEN DULY ELECTED.
	☐	☐	☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 3:  TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY PURSUANT TO THE COMPANY'S GLOBAL SHARE INCENTIVE PLAN (2013) AND IN COMPLIANCE WITH THE COMPANY'S COMPENSATION POLICY WHICH WAS APPROVED BY THE COMPANY’S SHAREHOLDERS ON JULY 31, 2013 (THE "COMPENSATION POLICY") AND THE COMPENSATION POLICY CAPS (AS DEFINED BELOW) TO MR. AVI EIZENMAN, THE COMPANY’S ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS.
	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 3)	YES ☐	NO ☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 4: TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY PURSUANT TO THE COMPANY'S GLOBAL SHARE INCENTIVE PLAN (2013) AND IN COMPLIANCE WITH THE COMPENSATION POLICY AND THE COMPENSATION POLICY CAPS TO MR. SHAIKE ORBACH, THE COMPANY'S PRESIDENT AND CHIEF EXECUTIVE OFFICER.
	☐	☐	☐
Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 4)	YES ☐	NO ☐

	FOR	AGAINST	ABSTAIN

PROPOSAL NO. 5:  TO APPROVE THE APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR YEAR ENDING DECEMBER 31, 2015, AND UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY, AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE COMPENSATION OF SUCH AUDITORS IN ACCORDANCE WITH THE AMOUNT AND NATURE OF THEIR SERVICES.

	☐	☐	☐
The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________________	______________________________________	_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposals 3 and 4 as a condition for his or her vote to be counted with respect to Proposals 3 and 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to Proposals 3 and 4, his, her or its vote with respect to such Proposals will be disqualified.

For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

SILICOM LTD.

Annual General Meeting of Shareholders to be held on July 28, 2015

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel on Tuesday July 28, 2015, at 12:00, (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)